UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Transportadora de Gas del Sur, S.A.
(Name of Issuer)
Class “B” Shares, par value Ps.1 each
(Title of Class of Securities)

P9308R-10-3
(CUSIP Number)

January 8, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐Rule 13d-1(b) ☒Rule 13d-1(c) ☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Fintech Advisory Inc. #13-3960500
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 34,670,003
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 34,670,003
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,670,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON* 00
*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Fimex International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 34,670,003
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,670,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON* 00
*SEE INSTRUCTIONS BEFORE FILLING OUT!

3

Item 1.
(a)	Name of Issuer: Transportadora de Gas del Sur, S.A.
(b)	Address of Issuer’s Principal Executive Offices: Don Bosco 3672 5th Floor C1206ABF Buenos Aires Argentina
Item 2.
(a)

Name of Person Filing:

Fintech Advisory Inc.

Fimex International Ltd.

Fimex International Ltd. directly and beneficially owns 34,670,003 Class B shares of Transportadora de Gas del Sur, S.A. (the “Shares”). Fintech Advisory Inc., by virtue of its position as investment adviser to Fimex International Ltd., may be deemed to have the power to vote or direct the vote of, or to dispose of, the Shares.

(b)	Address of Principal Business Office: Fintech Advisory Inc. 375 Park Avenue, Suite 3804 New York, NY 10152 Fimex International Ltd. Pasea Estate Road Town Tortola British Virgin Islands
(c)	Citizenship: Fintech Advisory Inc.: Delaware Fimex International Ltd.: British Virgin Islands
(d)	Title of Class of Securities: Class “B” Shares, par value Ps.1 each
(e)	CUSIP Number: P9308R-10-3
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

4

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	Group in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.
(a)	Amount Beneficially Owned: 34,670,003

(b)	Percent of Class: 8.9%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Fintech Advisory Inc.: 34,670,003 Fimex International Ltd.: 0
(ii) Shared power to vote or to direct the vote: Fintech Advisory Inc.: 0 Fimex International Ltd.: 0
(iii) Sole power to dispose or to direct the disposition of: Fintech Advisory Inc.: 0 Fimex International Ltd.: 0
(iv) Shared power to dispose or direct the disposition of: Fintech Advisory Inc.: 34,670,003 Fimex International Ltd.: 34,670,003
Item 5.	Ownership of Five Percent or Less of a Class.
☐

5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable
Item 8.	Identification and Classification of Members of the Group Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

January 24, 2007

Fintech Advisory Inc. /s/ Julio Herrera
Name: Julio Herrera Title: President

Fimex International Ltd. /s/ Julio Herrera
Name: Julio Herrera Title: Attorney-in-Fact